SeD Intelligent Home Inc.
4800 Montgomery Lane, Suite 210
Bethesda, MD 20814

June 1, 2018

Pamela A. Long
Assistant Director
Office of Manufacturing and Construction
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
SeD Intelligent Home Inc.
Form 8-K
Filed December 29, 2017
File No. 000-55038

Dear Ms. Long:

By letter dated May 1, 2018, the staff (the “Staff”, “you” or “your”) of the U.S. Securities and Exchange Commission provided SeD Intelligent Home Inc. (the “Company”, “we”, “us” or “our”) with its comments to Amendment No. 2 to the Company’s Current Report on Form 8-K, filed on April 17, 2018.  We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.  The Company is concurrently filing Amendment No. 3 to the Current Report.

There are risks related to conflicts of interest with our partners, page 14

1.
We note your response to comment 3 of our letter dated April 4, 2018. Please expand your discussion to clarify how the current structure of the Ballenger Run and Black Oak projects can lead to conflicts of interest between you and the limited partners. In doing so, please discuss the nature of your relationship with the limited partners and any other material information that may be important to understanding the nature of potential future conflicts.

Response: We have updated our disclosure accordingly.

Item 9.01 Financial Statements and Exhibits, page 42

(d) Exhibits, page 42

2. We note your response to comment 2 of our letter dated April 4, 2018. Please file as an exhibit the Project Development Management Agreement, as well as all other material agreements, or tell us why you believe you are not required to do so. Please see Item 601(b)(10) of Regulation S-K.

Pamela A. Long
U.S. Securities and Exchange Commission
June 1, 2018

Response: The Project Development and Management Agreement for Ballenger Run PUD, dated as of February 25, 2015 by and between MacKenzie Development Company, LLC and Cavalier Development Group, LLC has been incorporated into Amendment No. 3 to the Company’s Current Report by reference to Exhibit 10.9 to the Company’s Quarterly Report on Form 10-Q, filed with Securities and Exchange Commission on May 15, 2018.

3. Please refile Exhibit 10.8 in the proper text-searchable format. Please see Section 5.2.3.5 of the EDGAR Filer Manual (Volume II) EDGAR Filing (Version 46) (April 2018) found at https://www.sec.gov/info/edgar/edmanuals.htm, and Item 301 of Regulation S-T.

Response: Exhibit 10.8 has been refiled with Amendment No. 3 to the Current Report.

If you have any questions, please do not hesitate to contact us at (301) 971-3940.

Sincerely, /s/ Ronald Wei Ronald Wei Co-Chief Financial Officer